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                                                                     EXHIBIT 1.1

                     [LETTERHEAD OF CENTRAL GARDEN & PET]

                                                                Corporate Office
                                                3696 Mt. Diablo Blvd., Suite 310
                                                            Lafayette, CA  94549
                                                                  (510) 283-4573
                                                                  (510) 283-4984

FOR IMMEDIATE RELEASE
---------------------

                                      Contact:      Gregory Reams
                                                    Central Garden & Pet
                                                    510/283-4573

                                                    Paul Verbinnen/Debbie Miller
                                                    Sard Verbinnen & Co
                                                    212/687-8080


                    CENTRAL GARDEN & PET COMPANY TO ACQUIRE
                FLEA AND TICK BUSINESS, INCLUDING ZODIAC(R) AND
                      VET-KEM(R) BRANDS, FROM SANDOZ LTD.

                ACQUISITION IS KEY STEP IN CENTRAL'S STRATEGY OF
                 GROWING BRANDED PET AND LAWN & GARDEN PRODUCTS

                      ____________________________________

     LAFAYETTE, CALIFORNIA, OCTOBER 13, 1996 -- Central Garden & Pet Company (NASDAQ: CENT) today announced that it has entered into a definitive asset purchase agreement to acquire the United States and Canada flea and tick business of Sandoz Agro, Inc. for $41 million. The acquisition is expected to close before March 1997, depending upon the approval of the merger of Sandoz Ltd. and Ciba-Geigy Limited into Novartis Inc.

     The acquisition includes ownership in the United States and Canada of the Zodiac(R) and Vet-Kem(R) trademarks as well as those for Ovitrol(R), Siphotrol(R), Fleatrol(TM), vIGRen(R), Petcor(R), Precor(R), and Natural Signature(R). These products -- which include
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on-animal sprays, shampoos and powders, collars, indoor foggers, aerosols, concentrates and pump-sprays -- are based on the active ingredient Methoprene to which Central will acquire production rights. Central is also acquiring a manufacturing, formulation, packaging and research facility in Dallas, Texas and all existing inventory, along with a staff of highly trained technical professionals associated with the development and registration of Methoprene products. The trademark vIGRen is the trademark used for the sale of technical Methoprene to S.C. Johnson, Hartz Mountain and others for their use in branded produces for the consumer mass market.

     "We believe that this will be an outstanding strategic acquisition for Central," said William Brown, Chairman and Chief Executive Officer of Central Garden & Pet. "It is consistent with our goal of significant increasing our presence in high-margin branded pet and lawn and garden products and we see additional opportunities to grow the business by leveraging our national distribution and logistics capabilities, and by expanding into new methoprene-based products."

     Central Garden & Pet Company is the leading national distributor of lawn, garden and pet supply products.

     Statements contained in this press release which are not historical facts are forward looking statements as that item is defined in the Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties are detailed in the company's filings with the Securities and Exchange Commission.
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